FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of APRIL, 2007

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. – News Release dated April 18, 2007,

2.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report,

3.

Oromin Explorations Ltd. – News Release dated April 20, 2007,

4.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

      82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: May 4, 2007

By:    “J.G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

May 4, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“J.G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

April 18, 2007	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

OROMIN RAISES ADDITIONAL FUNDS

Further to its news release dated March 12, 2007, Oromin Explorations Ltd.  is pleased to report that the outstanding  3,390,906 warrants issued under non-brokered private placements carried out in January and February 2006, and which were subject to forced conversion have been exercised generating proceeds of $4,069,087.

The proceeds from the exercise of these warrants will be used to fund ongoing exploration at Oromin’s  Sabodala gold property in Sénégal and for additional working capital.

To find out more about Oromin Explorations Ltd.  visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

April 18, 2007

Item 3.

Press Release

April 18, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

Funds raised through the exercise of warrants.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 18th day of April, 2007.

OROMIN EXPLORATIONS LTD.

By:	“J.G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

April 20, 2007	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

OROMIN APPOINTS CFO

Oromin Explorations Ltd. (“Oromin”) is pleased to announce that Ian Brown has joined Oromin as its Chief Financial Officer.  Mr. Brown is an honours graduate in Commerce from the University of Toronto and is a Chartered Accountant.   He has spent over 25 years as a financial executive in the mineral exploration industry, working with many large-scale exploration projects in North and South America, Africa and Southeast Asia.   He has wide-ranging experience in structuring project operations in overseas and remote locations.   Mr. Brown’s extensive public company experience includes international M&A transactions and graduation to senior exchanges.   He also has a particular interest in corporate governance issues.

Oromin also reports that it has, subject to regulatory approval, granted incentive stock options entitling the purchase of up to 200,000 shares at a price of $2.80 per share until April 20, 2012.

To find out more about Oromin Explorations Ltd.  visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

April 20, 2007

Item 3.

Press Release

April 20, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

New CFO appointed.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 20th day of April, 2007.

OROMIN EXPLORATIONS LTD.

By:	“J.G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)